SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Qualstar Corporation
(Name of Subject Company)

Qualstar Corporation
 (Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

74758R109
(CUSIP Number of Class of Securities)

Lawrence D. Firestone
President and Chief Executive Officer
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063
(805) 583-7744
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Robert E. Rich, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

Attached hereto is an excerpt from the transcript for the conference call held by Qualstar Corporation, a California corporation (“Qualstar”), on February 6, 2013, to review with investors Qualstar’s financial results for its 2013 second fiscal quarter ended December 31, 2012, which refers to the unsolicited tender offer commenced by BKF Capital, Inc. and Steven N. Bronson to acquire three (3) million shares of Qualstar’s outstanding common stock at a price of $1.65 per share.

--------------------------------------------------------------------------------

EXCERPT FROM TRANSCRIPT OF QUALSTAR CORPORATION
EARNINGS CONFERENCE CALL HELD ON FEBRUARY 6, 2013

 “Larry Firestone [Lawrence D. Firestone, President and Chief Executive Officer of Qualstar Corporation]:

Thank you, Vanessa, and thank you, everyone, for joining us.  The focus of today’s call is to discuss our performance for the second quarter of fiscal 2013 ended December 31st, 2012, and the success we have made implementing our plan for transforming and refocusing Qualstar so that we are best positioned for sustainable growth, profitability, and, of course, increasing returns to our investors.

As we had previously announced last week, Steven Bronson and BKF Capital Group commenced an unsolicited tender offer to acquire three million shares of Qualstar stock at a price of $1.65 per share.  Qualstar’s Board of Directors, in consultation with its financial and legal advisors, is in the process of reviewing and considering the unsolicited tender offer to determine the course of action that it believes is in the best interest of the Company and its shareholders.  The Board intends to advise shareholders of its formal recommendation no later than next Tuesday, February 12th, by making available to shareholders, and filing with the SEC, a Solicitation Recommendation Statement on Schedule 14D-9.

Until we make this—file our solicitation and recommendation statement on Schedule 14D-9 with the SEC and make it available to shareholders, it would be inappropriate for us to comment on BKF Capital’s tender offer.  Accordingly, we will not be able to address any questions concerning the tender offer on this call.

As for today’s announcement that we have adopted a Shareholder Rights Plan, we think the press release we’ve issued speaks for itself.  The one additional comment that I would like to add is that we would—we did not make the decision to adopt this plan without a significant amount of review and deliberation, including consultation with our financial and legal advisors, and the conclusion by our Board that it was in the best interests of our shareholders.

I will also note that, as you can see from the way the Rights Plan is structured, we think its limited duration and the inclusion of a qualified offer provision, as well as our commitment to seek shareholder ratification of the Rights Plan reflects an appropriate balance of making the plan sufficiently protective, while at the same time making it as shareholder friendly as we could.

While we will not be discussing the tender offer on this call, I’m happy to speak with any of you once we have filed the 14D- on Tuesday.